Filed Pursuant to Rule 433

Registration Statement No. 333-197371

Pricing Term Sheet

Alcoa Inc.

25,000,000 Depositary Shares,

each representing a 1/10th interest in a share of

5.375% Class B Mandatory Convertible Preferred Stock, Series 1

Dated: September 16, 2014

This term sheet to the preliminary prospectus supplement dated September 15, 2014 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Alcoa Inc.

Depositary Shares Offering

Security:	Depositary Shares, each representing a 1/10th interest in a share of the Issuer’s 5.375% Class B Mandatory Convertible Preferred Stock, Series 1

Pricing Date/Closing Date:	September 16, 2014 / September 22, 2014

Size:	25,000,000 Depositary Shares

Underwriters’ Option to Purchase Additional Depositary Shares:	Up to an additional 3,750,000 Depositary Shares

Public Offering Price:	$50.00 per Depositary Share

Purchase Price by Underwriters:	$48.50 per Depositary Share

Net proceeds to issuer (after expenses):	$1.2 billion (after deducting underwriting discounts and estimated net offering expenses) assuming no exercise of the over-allotment option

Listing:	The Company intends to apply to list the Depositary Shares on The New York Stock Exchange under the symbol “AA-PRB”. If the application is approved, the Company expects trading to begin within 30 days of the initial delivery of the Depositary Shares.

Liquidation Preference:	$50 per Depositary Share

CUSIP / ISIN:	013817 309 / US0138173093

Joint Bookrunners:	Morgan Stanley & Co. LLC

Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Lead Managers:	BNP Paribas Securities Corp.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Co-managers:	Banca IMI S.p.A.

Banco Bradesco BBI S.A.

Banco do Brasil Securities LLC

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA Inc.

PNC Capital Markets LLC

Sandler O’Neill + Partners, L.P.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

Mandatory Convertible Preferred Stock

Security:	5.375% Class B Mandatory Convertible Preferred Stock, Series 1, of the Company, par value $1.00 per share (the “Mandatory Convertible Preferred Stock”)

Size:	2,500,000 shares of Mandatory Convertible Preferred Stock (2,875,000 if the underwriters’ option to purchase additional Depositary Shares is exercised in full)

Liquidation Preference:	$500 per Mandatory Convertible Preferred Share

Dividends:

5.375% of the liquidation preference of $500 per Mandatory Convertible Preferred Share per year (equivalent to $26.8750 per annum per share of Mandatory Convertible Preferred Stock, corresponding to $2.6875 per annum per Depositary Share), if declared by the Company’s board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of the Company’s shares of Common Stock or any combination of cash and Common Stock, as determined by the Company in its sole discretion. The expected dividend payable on the first Dividend Payment Date is approximately $7.53993 per share of Mandatory Convertible Preferred Stock (equivalent to $0.753993 per Depositary Share) and will therefore be more than a regular full quarterly dividend. Each subsequent dividend for a full dividend period is expected to be approximately $6.71875 per share of Mandatory Convertible Preferred Stock (equivalent to $0.671875 per Depositary Share). If the Company elects to make any such payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at the average VWAP per share of Common Stock over the five consecutive trading day period ending on the second trading day immediately preceding the applicable Dividend Payment Date (the “Average Price”), multiplied by 97%. Notwithstanding the foregoing, in no event will the number of shares of Common Stock delivered in connection with any declared dividend exceed a number equal to the total dividend payment divided by the Floor Price. To the extent that the amount of the declared dividend exceeds the product of the number of shares of Common Stock delivered in connection with such declared dividend and the Average Price, the Company will, if it is legally able to do so, pay such excess amount in cash.

Floor Price for Mandatory Convertible Preferred Stock:	$5.66, subject to adjustment as described in the Preliminary Prospectus Supplement.

Dividend record dates:	The December 15, March 15, June 15 and September 15, immediately preceding the next Dividend Payment Date.

Dividend Payment Dates:	January 1, April 1, July 1 and October 1, commencing on January 1, 2015 and to, and including, the Mandatory Conversion Date.

Dividend period:	The period from and including a Dividend Payment Date to but excluding the next Dividend Payment Date, except that the initial dividend period will commence on and include the issue date of the Mandatory Convertible Preferred Stock and will end on and exclude the January 1, 2015 Dividend Payment Date.

Acquisition Termination Redemption:	Within ten business days following the earlier of (a) the date on which an Acquisition Termination Event occurs and (b) 5:00 p.m. (New York City time) on April 1, 2015, if the Acquisition has not closed on or prior to such time on such date, the Company at its option may mail a notice of acquisition termination redemption to the holders of the Mandatory Convertible Preferred Stock. If the Company mails a notice of acquisition termination redemption, on the Acquisition Termination Redemption Date specified in such notice, the Company will be required to redeem the Mandatory Convertible Preferred Stock, in whole but not in part, for the Acquisition Termination Make-whole Amount described in the Preliminary Prospectus Supplement. The Acquisition Termination Make-whole Amount will be payable in cash, or in certain instances at the Company’s election, in cash or shares of Common Stock or a combination of cash or Common Stock. See “Description of Mandatory Convertible Preferred Stock—Acquisition Termination Redemption” in the Preliminary Prospectus Supplement, as supplemented by the information set forth below under “Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount” and “Fundamental Change Conversion Rate.”

Mandatory Conversion Date:	October 1, 2017 (the “Mandatory Conversion Date”)

Conversion Rate:	Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of Mandatory Convertible Preferred Stock will be not more than 30.9406 shares of the Company’s Common Stock (the “Maximum Conversion Rate”) and not less than 25.7838 shares of the Company’s Common Stock (the “Minimum Conversion Rate”), depending on the Applicable Market Value of the Common Stock, as described below and subject to certain antidilution and other adjustments that are described in the Preliminary Prospectus Supplement.

The following table illustrates the conversion rate per share of Mandatory Convertible Preferred Stock, subject to certain anti-dilution and other adjustments that are described in the Preliminary Prospectus Supplement.

Applicable Market Value of the Common Stock	Conversion rate (number of
shares of Common Stock to
be received upon mandatory
conversion of each share of
Mandatory Convertible
Preferred Stock)
Greater than $19.39	25.7838 shares

Equal to or less than $19.39	Between 25.7838 and
but greater than or equal to	30.9406 shares, determined
$16.16	by dividing $500 by the
Applicable Market Value

Less than $16.16	30.9406 shares

Conversion at the Option of the Holder:	At any time prior to the Mandatory Conversion Date, other than during a Fundamental Change Conversion Period, holders may elect to convert their Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock) at the Minimum Conversion Rate of 25.7838 shares of Common Stock per share of Mandatory Convertible Preferred Stock. This Minimum Conversion Rate is subject to certain anti-dilution adjustments. Because each Depositary Share represents a 1/10th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its depositary shares in lots of 10 Depositary Shares.

Conversion at the Option of the Holder upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:

If the Company is the subject of specified Fundamental Changes (as defined in the Preliminary Prospectus Supplement) on or prior to the Mandatory Conversion Date, holders of the Mandatory Convertible Preferred Stock will have the right to convert their Mandatory Convertible Preferred Stock, in whole or in part, into Common Stock at the Fundamental Change Conversion Rate during the period beginning on the effective date of such Fundamental Change and ending on the date that is 20 calendar days after the effective date (or, if earlier, the Mandatory Conversion Date). The Fundamental Change Conversion Rate will be determined based on the effective date of the transaction (the “Fundamental Change Effective Date”) and the price (the “Fundamental Change Share price”) paid per share of Common Stock of the Company in such transaction (see table below). Holders who convert Mandatory Convertible Preferred Stock within that time frame will also receive: (1) a Fundamental Change Dividend Make-whole Amount equal to the present value (calculated using a discount rate of 5.375% per annum) of all dividend payments on such shares (excluding any accumulated and unpaid dividends for any dividend period prior to the Fundamental Change Effective Date, including for the dividend period, if any, from the Dividend Payment Date immediately preceding the Fundamental Change Effective Date to but excluding the Fundamental Change Effective Date (collectively, the “Accumulated Dividend Amount”)) for all the remaining full dividend periods and for the partial dividend period from and including the Fundamental Change Effective Date to but excluding the next Dividend Payment Date (the “Fundamental Change Dividend Make-whole Amount”); and (2) to the extent that there is any Accumulated Dividend Amount, the Accumulated Dividend Amount, in the case of clauses (1) and (2), subject to the Company’s right to deliver Common Stock in lieu of all or part of such amounts as described in the Preliminary Prospectus Supplement.

Fundamental Change Conversion Rate:	The Fundamental Change Conversion Rate will be determined by reference to the table below and is based on the Fundamental Change Effective Date and the Fundamental Change Share Price. If the holders of the Common Stock receive only cash in the Fundamental Change, the Fundamental Change Share Price shall be the cash amount paid per share. Otherwise the Fundamental Change Share Price shall be the average VWAP of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the trading day preceding the effective date.

Fundamental Change Effective Date	Fundamental Change Share Price on Fundamental Change Effective Date
	$5.00	$10.00	$15.00	$16.16	$17.00	$18.00	$19.39	$25.00	$30.00	$40.00	$50.00	$65.00	$80.00	$100.00
September 22, 2014	28.8937	28.2303	26.5805	26.3172	26.1174	25.9372	25.7370	25.3532	25.2994	25.3692	25.4361	25.4875	25.5124	25.5313
October 1, 2015	29.5177	29.1726	27.2811	27.7978	26.6539	26.4025	26.1199	25.5708	25.4790	25.5142	25.5531	25.5819	25.5973	25.6016
October 1, 2016	30.1631	30.2222	28.3056	29.3228	27.3764	26.9829	26.5375	25.7377	25.6353	25.6486	25.6643	25.6780	25.6865	25.6951
October 1, 2017	30.9406	30.9406	30.9406	30.9406	29.4118	27.7778	25.7838	25.7838	25.7838	25.7838	25.7838	25.7838	25.7838	25.7838

The exact Fundamental Change Share Price and Fundamental Change Effective Date may not be set forth in the table, in which case:

•	if the Fundamental Change Share Price is between two Fundamental Change Share Price amounts on the table or the Fundamental Change Effective Date is between two dates on the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Price amounts and the two dates, as applicable, based on a 365-day year;

•	if the Fundamental Change Share Price is in excess of $100.00 per share (subject to adjustment as described above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate, subject to adjustment; and

•	if the Fundamental Change Share Price is less than $5.00 per share (subject to adjustment as described above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate, subject to adjustment.

DEBT OFFERING

On September 16, 2014, Alcoa Inc. filed a preliminary prospectus for an offering of senior unsecured debt securities, which we expect to be between $1.0 billion and $1.25 billion in aggregate principal amount, subject to market and other conditions. Assuming an offering of $1.1 billion aggregate principal amount of debt securities is completed, Alcoa expects to receive net proceeds of $1.088 billion, after giving effect to estimated underwriting discount and commissions and estimated offering expenses. The table under the heading “Capitalization” on page S-26 of the preliminary prospectus supplement filed on September 15, 2014 is hereby replaced with the table set forth below (amounts provided assume no exercise of the underwriters’ overallotment option in the Mandatory Convertible Preferred Stock Offering and an offering of $1.1 billion aggregate principal amount of debt securities):

	As of June 30, 2014
	Actual	As Adjusted for this Offering	As Further Adjusted for proposed Debt Offering and Use of Proceeds
	(unaudited, dollars in millions)
Cash and cash equivalents	$1,183	$2,394	$1,132

Short-term borrowings	$133	$133	$133
Commercial paper	223	223	223
Long-term debt, including current portion	7,699	7,699	8,788

Total debt	$8,055	$8,055	$9,144
Noncontrolling interests	$3,029	$3,029	$3,029
Preferred Stock
Class A Stock, $100.00 par value per share; 660,000 shares authorized, 546,024 shares issued and outstanding, actual, as adjusted and as further adjusted	55	55	55
Mandatory Convertible Preferred Stock, $1.00 par value per share; no shares authorized, issued and outstanding, actual; 2,500,000 shares authorized, issued and outstanding, as adjusted and as further adjusted	—	3	3
Common stock, $1.00 par value per share; 1,800,000,000 shares authorized, 1,267,290,820 shares issued and 1,174,130,317 shares outstanding, actual, as adjusted and as further adjusted(1)	1,267	1,267	1,267
Additional capital	7,635	8,843	8,843
Retained earnings	9,163	9,163	9,163
Treasury stock, at cost	(3,275)	(3,275)	(3,275)
Accumulated other comprehensive loss	(3,168)	(3,168)	(3,168)

Total equity	$14,706	$15,917	$15,917

Total capitalization	$22,761	$23,972	$25,061

(1)	Amount of shares of common stock issued includes shares held in Alcoa’s treasury.

We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it from either Morgan Stanley & Co. LLC by calling toll-free at 1-866-718-1649 or Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037.